April 27, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncobiologics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 12, 2016 File No. 333-209011 CIK No. 0001649989

Ladies and Gentlemen:

On behalf of Oncobiologics, Inc. (“Oncobiologics” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated January 28, 2016 (the “Second Comment Letter”) and February 26, 2016 (the “Third Comment Letter” and together with the Second Comment Letter, the “Comment Letters”) with respect to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 15, 2016 (to which the Second Comment Letter relates), first amended on February 12, 2016 (to which the Second Comment Letter relates), and since amended. Concurrently with the submission of this response letter, the Company is filing a revised Registration Statement on Form S-1 (the “Form S-1”). In addition to addressing the comment raised by the Staff in the Third Comment Letter, the Company has revised the Form S-1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letters, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Form S-1.

Second Comment Letter

Stock-Based Compensation and PSU Obligation, page 72

We acknowledge your response to prior comment 14 in our letter dated December 11, 2015. We note in Part II Item 15. Recent Sales of Unregistered Securities (page II-2) that several equity transactions occurred after September 30, 2015. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission April 27, 2016 Page Two

Response:

Offering Price Range (the “Price Range”)

The Company advises the Staff that the Company currently estimates, based in part on advice and input recently received from its underwriters, that the initial public offering price per share of its currently contemplated initial public offering (“IPO”) will be between $11.00 – $13.00 per share, which reflects an expected reverse stock split of the Company’s capital stock (the “Reverse Stock Split”) in a ratio of 1-for-3.450 to be effected prior to the IPO. The Price Range and the impact of the Reverse Stock Split is reflected in the Form S-1. All share numbers and per share prices in this response also give effect to the Reverse Stock Split.

Grant Date Fair Value of Restricted Stock Units

As discussed in Note 8 to the unaudited interim financial statements included in the Form S-1 (page F-38), as of December 31, 2015, there were 1,066,193 restricted stock unit (“RSU”) awards outstanding. All such RSUs were granted in December 2015 under the Company’s 2015 Equity Incentive Plan. The grant-date fair value of the RSUs was $29.05 per share which equaled the fair value of the Company’s common stock based on the contemporaneous arms’ length transactions described in the following paragraphs.

As discussed in the Form S-1 (pages 122, II-2 and II-3), in December 2015 and January 2016, the Company sold an aggregate of 573,396 shares of its common stock to 19 accredited investors for a purchase price of  $29.05 per share or approximately $16.6 million in the aggregate. Jefferies LLC, Arclight Advisors LLC and Alere Financial Partners (a division of Cova Capital Partners, LLC), each a registered broker-dealer and member of Financial Industry Regulation Authority, Inc., served as placement agents in this offering.

The Company believes the purchase price of $29.05 per share was the fair value of the common stock as such price was established through contemporaneous arms’ length transactions with new investors.

Of these outstanding RSUs, 388,022 will vest on the earlier of (i) the date following the effective date of the Form S-1 on which all shares of common stock issued or issuable under the Company’s 2015 Equity Incentive Plan are not subject to a lock-up restriction, and (ii) the closing of a “change in control” (as defined in the Company’s 2015 Equity Incentive Plan), with the remaining 678,171 vesting upon the same events but also subject to time-based vesting periods. Because the expiration of the lock-up restriction following the effective date of the Form S-1 or a change in control are performance conditions that are outside the Company’s control, the Company will not recognize any stock-based compensation for the RSUs until the performance conditions have been achieved. As of December 31, 2015, there was $21,100,000 of unamortized expense.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission April 27, 2016 Page Three

Performance Share Units (“PSUs”)

As discussed in Note 11 to the audited financial statements and the critical accounting policies section of the Form S-1 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (pages F-21 and 74, respectively), the Company’s PSUs have been subject to remeasurement at fair value each reporting period. Through December 31, 2015, the Company has recorded compensation expense for the fair value of the PSUs based on the $29.05 per share price of the Company’s common stock.

Discussion of Price Range

As is typical in IPOs, the Price Range for the offering was not derived using a formal determination of fair value, but was determined by negotiations between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	An analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

•	An assumption about the public trading market for biosimilar and other biotechnology companies such as us.

•	An assumption about the demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully advises the Staff that it believes the difference in the per share fair value of the Company’s common stock of $29.05 and the Price Range is primarily due to the fact that the Company and the third-party investors agreed on the fair value of the common stock as a result of arms’ length negotiations, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO. Also, other factors may have an impact, such as the inherent uncertainty of completing a successful IPO, current market volatility, and a lack of robust demand for IPOs of similar companies in current markets.

Conclusion

In conclusion, the Company respectfully submits to the Staff that the differences between the fair value of $29.05 per share and the Price Range are reasonable in light of the considerations outlined above.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission April 27, 2016 Page Four

Third Comment Letter

Intellectual Property, page 93

1.	You state that you own two PCT patent applications directed to certain formulations and methods of purification as well as six provisional patent applications directed to a number of methods and formulations. Similarly, on page 36, you state that you have filed two patent applications directed to your formulations and processes for your product candidates and others directed to aspects of your downstream manufacturing processes for various biosimilars, including ONS-3010. On page 93, you provide an expected expiration date of 2034 for one PCT application and an expected expiration date of 2036 for a U.S. provisional patent application relating to methods of purification. Please revise your disclosure to clarify the expected expiration dates of patents potentially issuing from the eight patent applications you describe.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 of the Form S-1 accordingly.

*          *          *

Please contact me at (212) 479-6721, Daniel Goldberg at (212) 479-6722 or Marianne Sarrazin at (415) 693-2157 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre

cc:	Pankaj Mohan, Oncobiologics, Inc., via e-mail
Lawrence Kenyon, Oncobiologics, Inc., via e-mail
Divakar Gupta, Cooley LLP, via e-mail
Edwin O’Connor, Goodwin Procter LLP, via e-mail
Thomas M. Koncsics, KPMG LLP, via e-mail

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com